Ritchie Bros. Auctioneers Incorporated 6500 River Road, Richmond, BC, Canada V6X 4G5

Tel: 604-273-7564 • Fax: 604-273-2405
January 23, 2009
VIA EDGAR
Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Kronforst:

Re:	Ritchie Bros. Auctioneers Incorporated
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed February 21, 2008
Form 6-K Filed October 30, 2008
File No. 001-13425
This letter is written in response to the comments included in your letter dated November 26, 2008 regarding your review of our Form 40-F and Form 6-K filings referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our” or “us” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.
We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of United States.
Comments and Responses for 2007 Form 40-F
1)	You state on page 5 of Exhibit 10.1 to your Form 40-F that you held your first Middle Eastern auction in 1995 and your first African auction in 2003, and that you have constructed auction facilities since 1994 in various locations around the world including the Middle East. In addition, we note from the Contact Us section of your website that you have an office in Tehran, Iran. Iran, Syria, and Sudan, countries located in the Middle East and Africa, are

Mr. Mark Kronforst
January 23, 2009

identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 40-F does not include any disclosure regarding your contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Ritchie Bros. Auctioneers Incorporated (“RBA Parent”) is a company amalgamated under the Canadian Business Corporations Act with its headquarters in Vancouver, B.C. The company’s common shares are listed on both the Toronto and New York Stock Exchanges. Ritchie Bros. sells, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries.

Ritchie Bros. conducts business in the United States exclusively through an indirect, wholly-owned subsidiary of RBA Parent, Ritchie Bros. Auctioneers (America) Inc. (“RBA America”). Both RBA America and its immediate parent company, Ritchie Bros. Holdings Inc. (“RBA Holdings U.S.”), are companies incorporated under the laws of the State of Washington. RBA Holdings U.S. also has a wholly-owned Mexican subsidiary.

Given our U.S. operations, we are aware of existing U.S. economic sanctions, including those imposed by the Office of Foreign Assets Controls (“OFAC”), and have previously consulted with outside U.S. counsel on these matters.

For U.S. and Mexico auctions, we have procedures in place designed to ensure that no person or entity located in, or a national of, any sanctioned country is permitted to consign equipment for sale at auctions conducted by any of our U.S. entities or their subsidiaries or to register to bid or otherwise participate at any such auction.

In addition, regardless of the jurisdiction in which we hold an auction, whether within the United States or abroad, or the nationality of our operating company conducting the auction, we have implemented procedures designed to ensure that none of our operating entities conducts business with any prohibited person or entity on the Specially Designated Nationals (“SDN”) list maintained by OFAC and other U.S. export control prohibited parties lists. Under our procedures, a designated individual from our Customer Service Group is responsible for ensuring that, prior to entering into any transaction, all parties to the transaction are screened against such lists. If there is a “hit,” the party is entered into our

Mr. Mark Kronforst
January 23, 2009

database with a special “HOLD status” designation, which means that we do not engage in any transactions with such party. This includes preventing that party from consigning equipment to us as well as preventing that party from registering or participating as a bidder in any auction sale.

With the exception of our U.S. and Mexican operations, we have structured our other global business operations so that none are conducted or directed by any “U.S. persons” as defined under the OFAC regulations for Iran, Sudan and Syria. More specifically, outside of the United States and Mexico, our global operations are carried out by individual operating companies which, in most cases, are incorporated under the laws of the local jurisdiction in which they operate. All of such operating companies are either direct or indirect wholly-owned subsidiaries of Ritchie Bros. Holdings Ltd. (“RBA Holdings Canada”), a company amalgamated under the Canadian Business Corporations Act. RBA Holdings Canada, in turn, is a wholly-owned subsidiary of RBA Parent.

Ritchie Bros. Auctioneers (ME) Limited, a subsidiary incorporated under the laws of Cyprus (“RB Dubai”), has for the past four years maintained a limited presence in Tehran, Iran, as described below. Our understanding of the OFAC regulations applicable to Iran is that, among other things, they prohibit a “United States person” from exporting or importing goods or services from or to Iran, or facilitating such activities without a license from OFAC. See, e.g., 31 CFR §§ 560.201, 560.204, 560.208. We understand that the OFAC regulations pertaining to Sudan and Syria are similar to the OFAC Iranian regulations with respect to their applicability to U.S. persons. See, e.g., 31 CFR §§ 538.204-538.209, 538.315; 31 CFR §§ 542.201, 542.312.

We have never conducted an auction in Iran, Sudan or Syria nor have we maintained any formal “office” in these countries. During the past four years, we have employed one sales person in Iran who works from his home and whose primary role has been to locate equipment for consignment to be sold at one of our auction sites. This individual is employed by RB Dubai, which is the operating company through which we conduct auctions at our auction facility in Dubai. RB Dubai is an indirect, wholly-owned subsidiary of RB Holdings Canada. None of our U.S. operations have been involved in any transactions involving Iran, including, without limitation, consignments or auctions relating to Iran.

From time to time, certain of our non-U.S. operating companies have in the past received consignments of industrial equipment from parties who are citizens or residents of Iran, Syria or Sudan. Similarly, citizens or residents of such countries have in the past participated as bidders at such non-U.S. auctions and, on occasion, purchased equipment at such auctions. Consignments and purchases from persons in such countries have been immaterial in terms of our overall business, as discussed in our response to Comment No. 2, below. To our knowledge, we have

Mr. Mark Kronforst
January 23, 2009

not been engaged in any transactions with any government agency from such countries or any entity controlled by those governments.

In addition to the internal controls described above, we have maintained a policy of not allowing any “U.S. persons” to be employed by any of our non-US operations in a manner where they could somehow be perceived as “facilitating” transactions involving Iran, Syria or Sudan. Our global employee list is reviewed on a periodic basis to ensure compliance with this policy.

During the course of preparing our response to the current SEC inquiry, we accelerated our periodic compliance review and discovered that, in May 2008, RB Dubai had inadvertently hired a U.S. citizen in a local operations role. We have taken immediate steps to rectify this situation. Given the immaterial historic volume of both consignments and purchases involving parties that are resident in Iran, Syria or Sudan, and our further desire to ensure there is no future inadvertent violation of any U.S. export control regulations, we have decided to immediately discontinue any further business transactions involving parties resident in Iran, Syria or Sudan by all of our operating entities worldwide.

Effective as of January 23, 2009, no person that is resident in any U.S. embargoed country shall be permitted to consign equipment to, or register as a bidder at, any Ritchie Bros. auction worldwide. Our existing compliance systems have been modified to extend to all of our global operations the controls that were previously implemented for our U.S. and Mexico operations as described above. Further, we have discontinued our limited presence in Iran and are relocating the employee that was formerly stationed there.

We do not anticipate conducting any future business with parties that are resident in Iran, Syria or Sudan unless and until such time as the current U.S. embargo on such countries is lifted.

2)	Please discuss the materiality of any contacts with Iran, Syria, or Sudan described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the

Mr. Mark Kronforst
January 23, 2009

potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran, Syria, or Sudan.

We do not consider our historical contacts with Iran, Syria or Sudan to be material or to constitute a material investment risk for security holders.

For the years ended December 31, 2005, 2006 and 2007 and for the eleven months ended November 30, 2008, we obtained aggregate consignments (from sellers) within a range of approximately 0.03% to 0.09% and aggregate gross auction proceeds within a range of approximately 0.11% to 0.27% from purchases by individuals and entities in Iran, Syria and Sudan. Thus, the aggregate level of activity has been substantially less than 1%. In addition, we have had no assets or liabilities in any of those countries.

Given that our activities in these countries have been de minimis and have not violated U.S. law, we do not believe that these activities have had any material impact on our operations, reputation or shareholder value. Therefore, we do not believe that disclosure of these activities was warranted in our SEC filings. As described in our response to Comment No. 1 above, effective as of January 23, 2009, we have modified our compliance controls to discontinue conducting any further business transactions involving residents of Iran, Syria and Sudan (along with other U.S. embargoed countries). Accordingly, we do not believe there is anything further to be disclosed to investors in connection with this matter.

3)	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Also, in Exhibit 3 you provide disclosure regarding the effectiveness of your disclosure controls and procedures. We note, however, that the discussion does not contain the complete definition of disclosure controls and procedures as provided in Exchange Act Rule 13a-15(e). In addition, as with disclosure in the Form 40-F, you indicate that your control system can only provide reasonable assurance that its objectives are met, but you do not state that your principal executive officer and principal financial officer concluded that

Mr. Mark Kronforst
January 23, 2009

your disclosure controls and procedures are effective at the reasonable assurance level. Please tell us if you have considered revising the disclosure in Exhibit 3 to conform to the disclosure in the Form 40-F.

In future Form 40-F filings, we will (a) revise the disclosure under the heading “Disclosure Controls and Procedures” to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level and (b) include the complete definition of disclosure controls and procedures as provided in Exchange Act Rule 13a-15(e). We also will remove the remaining disclosure related to the assurance level and revise the disclosure under the heading “Disclosure Controls and Procedures” in Exhibit 3 to conform to the disclosure in the Form 40-F, as it will be revised as described above.

4)	We note your statement that no liability has been recorded in your financial statements with respect to contracts for which you guarantee a minimum level of proceeds to the consignor. Please clarify for us why no liability is recorded. Refer to authoritative accounting literature as appropriate.

In certain situations we will guarantee a minimum level of proceeds to a consignor and earn a commission on the actual auction proceeds achieved from the sale of the underlying assets at our auction. The commission rate is negotiated in advance of the sale. These consigned assets are sold on an unreserved basis in the same manner as other consignments and are consigned for a specific auction (i.e. we do not enter into these types of transactions for speculative purposes).

If actual auction proceeds from the sale of the underlying assets are less than the guaranteed amount, our actual commission is reduced; if proceeds are sufficiently lower, we can incur losses on these transactions, though this situation is rare. To mitigate the additional risk associated with these contracts, we carefully appraise the assets to be sold at auction prior to entering into these contracts to ensure that the guaranteed proceeds reflect our estimated market value of the assets.

The type of guarantee we offer to our consignors is within the scope of FIN 45 “Guarantor’s Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” as we provide market value guarantees on nonfinancial assets sold at our auctions. In accordance with paragraph 9b of the guidance, a liability, representing the estimated fair value of the guarantees, should be recorded at inception. If no separate premiums are received by the guarantor, the guarantor should consider what premium would be required by the guarantor to issue the same guarantee in a standalone arm’s-length transaction with an unrelated party.

Mr. Mark Kronforst
January 23, 2009

We do not receive separate premiums when we enter into these guarantee contracts, all of which are individually negotiated arm’s-length transactions. In addition, we do not issue market value guarantees on nonfinancial assets unless these nonfinancial assets are sold at our auctions. That is, the guarantees are provided to our consignors only if all of the assets subject to the guarantee are sold at our auctions (i.e. these guarantees are only valid if we sell our consignors’ assets at our auction and earn the associated commission on the sale). Therefore, the value of these guarantee contracts resides in the right to sell the assets on behalf of the consignors and the commissions associated with the sale of these assets. As such, these guarantees have little, if any, fair value at inception.

Although FIN 45 does not prescribe specific offsetting accounts for recording the liability associated with the fair values of guarantees, one of the intents of FIN 45 is to ensure that gains or losses on sale transactions are not misstated due to a failure to recognize a liability for the guarantees. Our guarantees are issued in advance of selling the underlying assets at our auctions; however, no revenues relating to these contracts are recognized at the time these guarantee contracts are signed.

Auction revenues relating to guarantee contracts are recognized only when the auction sales are complete and we have determined that the auction proceeds are collectible. When the auction sales are complete, we then know whether or not actual auction proceeds achieved on these contracts are lower than the guaranteed amount. To the extent that actual proceeds achieved are less than the guaranteed amounts, a liability is recorded and our auction commissions are reduced. Therefore, the intent of FIN 45, to not misstate our gains or losses on these sale transactions, is achieved at the time we recognize our auction revenues.
Comment and Response for Form 6-K Filed October 30, 2008
5)	It appears that your “days sales outstanding” based on gross transaction volume increased significantly at September 30, 2008 as compared to December 31, 2007. Please explain to us, in reasonable detail, the reasons for this apparent increase. As part of your response, please describe any changes in payment terms or collection policies and practices and tell us how you have considered providing disclosure regarding this trend in your MD&A.

We generally collect auction proceeds from buyers within seven days of our auctions. Accounts receivable outstanding at the period end will fluctuate depending on the timing, size and the number of auctions that occur preceding the period end. We have not made changes to our payment terms or collection policies and practices.

The difference in the days sales outstanding between December 31, 2007 and September 30, 2008 was due entirely to the timing and size of auctions preceding

Mr. Mark Kronforst
January 23, 2009

those period ends and is not indicative of a trend. No auction sales were conducted within the seven days preceding December 31, 2007, while auction sales within the seven days preceding September 30, 2008 generated approximately $175 million of gross auctions proceeds. As of September 30, 2008, the accounts receivables relating to the recent auctions were not yet due and therefore remained outstanding. We have reviewed our collections subsequent to September 30, 2008 and have not identified any issues with the period-end balance.

Because of the seasonality of our business, which results in fluctuations in the timing and size of our auctions, we believe it is more appropriate to compare our accounts receivable balance at September 30, 2008 to the balance at September 30, 2007. As at September 30, 2007, our accounts receivable balance was $170 million. Our days sales outstanding was actually lower at September 30, 2008 as compared to September 30, 2007.

Based on the foregoing discussion, we have not provided additional disclosure in the MD&A regarding our days sales outstanding. We do provide disclosure in our MD&A explaining our collection and settlement process and the fluctuations that result from the timing, size and number of auctions around period end, as set forth on page 32 under the heading “Liquidity and Capital Resources” in the Form 6-K filed October 30, 2008.
Please contact me if you have any additional questions after reviewing our responses to your comments.
Sincerely,
/s/ Robert A. McLeod
Robert A. McLeod
Chief Financial Officer
Phone: (604) 233-5521
Email: rmcleod@rbauction.com